Jillian Ivey Sidoti, Esq.
34721 Myrtle Court
  Winchester, CA 92592
(323) 799-1342
jillian@jilliansidoti.com
www.jilliansidoti.com
CA Bar #244269

May 27, 2010

Karen J. Garnett
United States Securities and Exchange Commission
Mail Stop 3010
Washington, DC 20549-5546

Re:         CommonWealth Realty Partners, Inc.
Registration Statement on Form S-1
Filed April 8, 2010
File No. 333-164986

Dear Ms. Garnett,

Please see the responses to your letter below:

General

1. We note your response to prior comment 1; however, it does not appear that quotation on the OTC Bulletin Board would constitute listing on a national securities exchange. Refer to Rule 146 under the Securities Act. Please tell us, as previously requested, whether your offering is subject to registration and review by state securities regulators.

We added the following language at the top of the page to respond to this comment:

This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

We also added the following:

Since the OTC BB is not a national exchange which would be subject to exemption from registration in the individual states, we may need to register with state securities boards in order to sell our securities or qualify for an exemption in those states in which we offer our securities.

2. We note your response to prior comment 2. We will continue to monitor for your withdrawal of the original registration statement on Form S-1.

Karen J. Garnett – Securities Exchange Commission
Re: Commonwealth Realty Partners, Inc.
May 26, 2010

We have submitted this withdrawal.

3. It appears that the Table of Contents was inadvertently omitted from your filing. Please ensure inclusion of an updated table with your next amendment. Refer to Item 503 of Regulation S-K.

We have included the Table of Contents.

Prospectus Cover Page

4. We note your response to prior comment 3; however, you have included the risk factors cross reference on the front cover of the registration statement rather than the prospectus cover page. Please relocate the disclosure to the prospectus cover page.

We have relocated the disclosure to the requested location

Risk Factor, page 6

5. We note your response to prior comment 4; however, considering that there currently is no trading market for your shares, we continue to believe that you should expand your current disclosure to discuss the liquidity risk to potential investors. Please revise your risk factor disclosure, as previously requested, to identify and discuss this risk.

We added the following risk factor:

An investment in our stock is highly illiquid. You may never be able to sell or otherwise dispose of your stock.

Since there is no public trading market for our stock, you may never be able to liquidate your investment or otherwise dispose of your stock. The Company does not currently have a redemption program, so there is no guarantee that the Company will ever redeem or “buy back” your stock. Furthermore, in the event that the stock is every listed on the OTCBB, it may be thinly traded making it still difficult to liquidate your investment.

We will require additional financing in order to implement our business plan..., page 8

6. The first sentence of this risk factor refers to revenue from "sales and advertising." This appears to be inconsistent with your business plan to provide real estate industry services. Please revise the prospectus as appropriate to address this discrepancy.

This has been revised to read:

…which is intended to generate revenue from resale of real estate and cash flow from real estate owned by the Company…

Karen J. Garnett – Securities Exchange Commission
Re: Commonwealth Realty Partners, Inc.
May 26, 2010

Management's Discussion and Analysis of Financial Condition

Liquidity and Capital Resources, page 32

7. We note your response to our prior comment 17 and reissue the comment in part. Please revise your discussion in Note 3 to the financial statements to disclose all significant terms of the note payable to Mr. Cronin.

All significant terms of the note payable to Mr. Cronin have already been disclosed in Note 3 to the financial statements - it is due upon demand, bears no interest, and is unsecured.

Item 27. Exhibits Index, page 43

8. Please file exhibits.l.1, 3.1, 3.2, and 4.1 with your next amendment.

These have been filed.

We hope these responses satisfy your comments. Please let us know when we would be able to file a request for acceleration.

Thank you!

Sincerely,

/s/
Jillian Sidoti
Counsel